May 14, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File Number: 001-11356
Dear Mr. Rosenberg:

We are in the process of considering and preparing our response to each of the comments included in your letter dated May 1, 2009. We currently expect to submit our formal response to each of these comments (our response will be filed via EDGAR) on or before May 29, 2009.

If you have any questions or concerns about the proposed timing of our response, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer